                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                Rule 13d-2 (a)

                              (Amendment No. __)*





                          FIRST COMMONWEALTH, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

        Common Stock, par value $.001, including associated preferred
 --------------------------------------------------------------------------
                             stock purchase rights
                             ---------------------
                         (Title of Class of Securities)


                                  319983 10 2
                    ---------------------------------------
                                (CUSIP Number)


                     Alfred N. Sacha, Esq. (312) 853-2939
                                Sidley & Austin
        One First National Plaza, Suite 4300, Chicago, Illinois  60603
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 19, 1999
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)


                              Page 1 of 8 pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 319983102                                      PAGE 2 OF 8  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Chrstopher C. Multhauf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          329,788 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Same as 7 above.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Same as 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 319983102                                      PAGE 3 OF 8  PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David W. Mulligan
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          367,287 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Same as 7 above.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      Same as 7 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Issuer: First Commonwealth, Inc.
Page 4 of 8


          This initial Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Act"), by Christopher C. Multhauf and David W. Mulligan, with respect to the shares of Common Stock, par value $.001 per share, and associated preferred stock purchase rights, of First Commonwealth, Inc., a Delaware corporation (the "Issuer").

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, par value $.001 per share, and associated preferred stock purchase rights ("Common Stock"), of the Issuer. The principal executive office of the Issuer is located at 444 N. Wells St., Suite 600, Chicago, IL 60610.


Item 2.   Identity and Background.
          -----------------------

          Christopher C. Multhauf ("Multhauf") and David W. Mulligan ("Mulligan") (collectively, Multhauf and Mulligan are "Reporting Persons"), are filing this initial Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Stock. The following sets forth information with respect to Items 2(a) through 2(f) for the Reporting Persons.

          (a)  Multhauf and Mulligan

          (b)  Business Address for each of the Reporting Persons:  See Item 1.

          (c) Chairman of the Board and Chief Executive Officer (Multhauf); President and Chief Operating Officer (Mulligan)

          (d) During the last five years, neither Multhauf nor Mulligan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Multhauf nor Mulligan was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Each of Multhauf and Mulligan is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

See Item 4.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons have each executed and delivered a stockholder agreement with The Guardian Life Insurance Company of America, a New York corporation ("Parent"), relating to a tender offer and a merger, pursuant to which they have agreed, among other things, to (i) tender their shares of Issuer pursuant to a tender offer by Floss Acquisition Corp., a Delaware corporation ("Sub") and (ii) vote their shares in favor of approval of a merger agreement, dated May 19, 1999, among Parent, Sub and the Issuer, and against any transaction that would in any manner impede or nullify the merger agreement or
any of the other transactions contemplated by the merger agreement.   Copies of
the stockholder agreements are incorporated by reference as exhibits to this
Schedule 13D.

          Pursuant to the merger agreement, Sub shall, no later than May 25, 1999, commence a tender offer to purchase all of the outstanding shares of Issuer at a purchase price of $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the merger agreement.

          Following the expiration of the tender offer, in the merger, each issued and outstanding share of Issuer (other than shares of the Issuer owned by Parent, any subsidiary of Parent, including Sub, or the Issuer, which shares will be canceled without consideration being delivered therefor) will, subject to the terms and conditions of the merger agreement, be automatically converted into the right to receive $25.00 net to the seller in cash, without interest, pursuant to the merger agreement. Following such merger, Issuer will be a wholly-owned subsidiary of Parent and the Common Stock of the Issuer presently listed for trading on the Nasdaq National Market will be delisted.

Schedule 13D
Issuer: First Commonwealth, Inc.
Page 5 of 8


     This transactions contemplated by the merger agreement are further subject to the receipt of various regulatory approvals and certain other conditions.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (I)       Christopher C. Multhauf.
               -----------------------


               (a) As of May 25, 1999, Multhauf may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 329,788 shares of Common Stock, or approximately 8.8 % of the outstanding shares of Common Stock.

               (b)  (i)   Sole Power to Vote or Direct the Vote:
                          -------------------------------------

                          329,788

                    (ii)  Shared Power to Vote or Direct the Vote:
                          ---------------------------------------

                          None

                    (iii) Sole Power to Dispose or Direct the Disposition:
                          -----------------------------------------------

                          329,788

                    (iv)  Shared Power to Dispose or Direct the Disposition:
                          -------------------------------------------------

                          None

               (c) No transactions were effected during the past sixty days in Common Shares by Multhauf.

               (d) Except for Multhauf, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Multhauf.

               (e)  Not Applicable.


     (II)      David W. Mulligan.
               -----------------


               (a) As of May 25, 1999, Mulligan may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 367,287 shares of Common Stock, or approximately 9.8 % of the outstanding shares of Common Stock.

               (b)  (i)   Sole Power to Vote or Direct the Vote:
                          -------------------------------------

                          367,287

                    (ii)  Shared Power to Vote or Direct the Vote:
                          ---------------------------------------

                          None

                    (iii) Sole Power to Dispose or Direct the Disposition:
                          -----------------------------------------------

                          367,287

Schedule 13D
Issuer: First Commonwealth, Inc.
Page 6 of 8

                    (iv) Shared Power to Dispose or Direct the Disposition:
                         -------------------------------------------------

                         None

               (c) No transactions were effected during the past sixty days in Common Shares by Mulligan.

               (d) Except for Mulligan, no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by Mulligan.

               (e)  Not Applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

See Item 4.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit   Description
          -------   -----------

          2.1 Agreement and Plan of Merger dated May 19, 1999 among the Issuer, Parent and Sub is hereby incorporated by reference to Exhibit 1 to the Registrant's Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on May 25, 1999.

          99.1      Stockholder Agreement dated May 19, 1999 between Christopher
                    C. Multhauf and Parent is hereby incorporated by reference to Exhibit 3 to the Registrant's Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on May 25, 1999.

          99.2 Stockholder Agreement dated May 19, 1999 between David W. Mulligan and Parent is hereby incorporated by reference to
                    Exhibit 4 to the Registrant's Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on May 25, 1999.

                               *  *  *  *  *  *

Schedule 13D
Issuer: First Commonwealth, Inc.
Page 7 of 8


                            JOINT FILING AGREEMENT

          The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties.


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 25, 1999.



                                    /s/ Christopher C. Multhauf
                                    ---------------------------------
                                    Christopher C. Multhauf

                                    /s/ David W. Mulligan
                                    ----------------------------------
                                    David W. Mulligan

                                 EXHIBIT INDEX


Exhibit No.                        Description
-----------                        -----------

2.1 Agreement and Plan of Merger dated May 19, 1999 among the Issuer, Parent and Sub is hereby incorporated by reference to Exhibit 1 to the Registrant's Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on May 25, 1999.

99.1 Stockholder Agreement dated May 19, 1999 between Christopher C. Multhauf and Parent is hereby incorporated by reference to Exhibit 3 to the Registrant's Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on May 25, 1999.

99.2 Stockholder Agreement dated May 19, 1999 between David W. Mulligan and Parent is hereby incorporated by reference to Exhibit 4 to the Registrant's Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on May 25, 1999.